UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2011

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectuses relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Forms F-3 (File Nos. 333-163800 and 333-172579), as such prospectuses may be amended or supplemented from time to time.

The information set forth in (i) our Annual Report on Form 20-F for the year ended 30 September 2010 in paragraph 27.3.1 “Sources of Liquidity” in Note 27 to the financial statements and (ii) our Profit Announcement for the six months ended 31 March 2011, prepared for distribution in the United States, furnished to the US Securities and Exchange Commission on Form 6-K, dated 11 May 2011, under the caption “Failure to maintain our credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets” under the heading “Risk Factors”, is supplemented by the following text:

“Moody’s completes review of major Australian Banks’ ratings

On 18 May 2011, following its review of the debt ratings of the four major Australian banks, Moody’s Investors Service announced that Westpac’s long-term, senior unsecured credit rating has been downgraded to Aa2 from Aa1. The outlook for the rating is Stable.  Moody’s also announced that Westpac’s Bank Financial Strength Rating has been downgraded to B- from B.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: May 19, 2011	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal